
Mark Bradford
(b. 1961)
Initial Offering Price
$1,540,000
Offering Circular
sec.gov
Price Appreciation of Similar Works
16.0%
Similar Sales
Record Price
$6.0m
$4.0m
$2.0m
15
16
17
18
19
20
21
22
23
We acquired this piece for what we believe to be a great price, compared to prices achieved by comparable works. In the last 3 years, two similar works have sold for $5.1M ('21) and $3.3M ('23).
INVESTMENT THESIS
Sharpe Ratio (2010-2022)
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Mark Bradford
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S&P 500
0.88
38% Progress
INVEST NOW

Mark Bradford

(b. 1961)

Why we like this offering

1. Mark Bradford was one of the 2009 recipients of the prestigious MacArthur Fellowship, more commonly known as the "Genius Grant," and in 2017 the artist represented the United States at the 57th Venice Biennale.
2. Auction records for works similar in scale, style and period are led by *Mixed Signals* (2009), which sold for $2,965,000 at Phillips in May 2016, *Dream Deferral* (2009), which sold for $2,027,301 at Bonham's in June 2017, and *Value 35* (2010) which sold for $1,968,056 at Phillips in October 2019.
3. The Artwork was executed the same year Mark Bradford was awarded the prestigious MacArthur "Genius" Fellowship in 2009 for the way he expertly incorporates urban ephemera into his abstract, mixed media paintings.
4. Since January 1, 2015, the realized prices comprised by the set of similar sales have increased at an estimated 16.0% CAGR implied from selected sales occurring from June 15, 2015, to May 18, 2023.
5. The Artwork is a small-scale abstract composition created from layers of billboard paper, photomechanical reproductions, acrylic gel medium, carbon paper, nylon string, and other mixed media that have been ripped, affixed, and carved into with a grinding tool. A rough removal of most layers from the bottom third of the composition exposes a white paper base.
6. Opened in April 2022, Bradford was selected to participate in a major exhibition showcasing 12 of the most acclaimed African American artists working today, titled "A Movement in Every Direction: Legacies of the Great Migration" and co-organized by the Baltimore Museum of Art and Mississippi Museum of Art.
7. Unlike Abstract Expressionism, which seeks out the sublime and the unanswerable through abstraction, Mark Bradford's abstract paintings are localized by their material relationship with reality. His radical departure from his predecessors' theoretical framework makes Bradford a vanguard in American abstraction.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2023 Total Auction Sales	2023 Auction Lots Sold	All Time Record Price
$18,606,289	13	$10,410,000

Turnover by Year



40.9M
30.7M
20.5M
10.2M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
19
14.25
9.5
4.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,540,000**
Offering Circular	sec.gov/edgar

Painting





About Mark Bradford

Mark Bradford (b. 1961, Los Angeles) is an internationally renowned contemporary artist best known for his socially conscious approach to abstraction. His practice engages with contemporary socio-political issues by utilizing found materials like scraps of advertisements, wave end-papers from beauty shops, comic books, rope, and caulk, to create abstract compositions. In 2017, Bradford represented the United States at the Venice Biennale.

INVEST NOW

MARK BRADFORD

b. 1961, UNITED STATES



$1,540,000

INITIAL OFFERING

11.3%	26.3%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1,2]	ANNUAL GROWTH OF RECORD PRICE[3]

Billboard paper, photomechanical reproductions, acrylic gel medium, carbon paper, nylon string, and additional mixed media on canvass | 48 × 60 in. (122 × 152 cm.)

Mark Bradford is one of the most important and influential American artists of the 21st century, best known for his large scale mixed media collage paintings.

The Artwork is a powerful example of Mark Bradford's socially engaged abstract mixed media paintings. Influenced by his experience as a queer, Black man who grew up in the 1980s at the height of the AIDS crisis and crack-cocaine epidemic, Bradford engages with social issues through his materials, utilizing found commercial materials from specific, economically depressed neighborhoods for his abstract compositions. Mark Bradford specifically seeks out posters and billboards that target the low end of the market in neighborhoods around Los Angeles. These signs are typically produced by Colby Printing, a notoriously cheap graphic design company. He then layers these signs along with other mixed media on his canvases and then tears, sands, and drills into them to create textured, topographic surfaces. Unlike Abstract Expressionism, which seeks out the sublime and the unanswerable through abstraction, Mark Bradford's abstract paintings are localized by their material relationship with reality. His radical departure from his predecessors' theoretical framework makes Bradford a vanguard in American abstraction. The word Value in the title of the Artwork seems to reference Mark Bradford's formal interest in tonal value and his conceptual interest in economics. Mark Bradford belongs to the generation of African American artists born after the civil rights movement whose work engages with themes beyond race, which curator Thelma Golden defined as "post-Black art." These artists take an intersectional approach to their identity, foregrounding gender, sexuality, and class in connection with their race. The Artwork was executed the same year Mark Bradford was awarded the prestigious MacArthur "Genius" Fellowship in 2009 for the way he expertly incorporates urban ephemera into his abstract, mixed media paintings. The Artwork is a small-scale abstract composition created from layers of billboard paper, photomechanical reproductions, acrylic gel medium, carbon paper, nylon string, and other mixed media that have been ripped, affixed, and carved into with a grinding tool. A rough removal of most layers from the bottom third of the composition exposes a white paper base. In the top two-thirds, undulating horizontal marks create textured streaks of white, coral, teal, black, and gray, with a few yellow accents. The horizontal orientation and mark makings evoke a landscape with a horizon line. Auction records for works similar in scale, style and period are led by Mixed Signals (2009), which sold for $2,965,000 at Phillips New York on May 8, 2016, Dream Deferral (2009), which sold for

BRADFORD'S AUCTION RECORDS ARE LED BY HIS LARGE-SCALE MIXED MEDIA PAINTINGS: HELTER SKELTER I (2007), WHICH SOLD FOR $11,979,851 (£8,671,500) AT PHILLIPS LONDON ON MARCH 8, 2018, HELTER SKELTER II (2007), WHICH SOLD FOR $8,475,250 AT PHILLIPS NEW YORK ON MAY 16, 2019, AND BOREAS (2007), WHICH SOLD FOR $7,625,000 AT CHRISTIE'S NEW YORK ON MAY 17, 2018.

$2,027,301 at Bonham's London on June 29, 2017, and Value 35 (2010) which sold for $1,968,056 at Phillips London on October 2, 2019.

Mark Bradford is represented by Hauser & Wirth and Mnuchin Gallery. In addition to his traveling retrospective, Bradford has been the subject of solo exhibitions at the Hammer Museum in Los Angeles, the Cincinnati Art Museum, the Baltimore Museum of Art, and the Long Museum West Bund in Shanghai, among others. He has received numerous honors and awards throughout his career, including the Nancy Graves Foundation Grant in 2002, the Louis Comfort Tiffany Foundation Award in 2003, the Bucksbaum Award in 2006, the MacArthur "Genius" Fellowship in 2009, and the US Department of State's Medal of Arts in 2014. Bradford's works are held in the permanent collections of the Hirshhorn Museum and Sculpture Garden in Washington D.C., the Museum of Modern Art in New York, the Walker Art Center in Minneapolis, the Broad in Los Angeles, the Solomon R. Guggenheim Museum in New York, the Tate in London, among many other prestigious institutions. His institutional prestige is reflected in an active market, and he ranks 68th in the top 100 best-selling artists at auction in 2023 according to Artprice. His auction records are led by his large-scale mixed media paintings: Helter Skelter I (2007), which sold for $11,979,851 (£8,671,500) at Phillips London on March 8, 2018, Helter Skelter II (2007), which sold for $8,475,250 at Phillips New York on May 16, 2019, and Boreas (2007), which sold for $7,625,000 at Christie's New York on May 17, 2018.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


Selected Similar Auction Sales
$6,776,200
$5,070,000
$3,327,000
$2,965,000
$3,020,000
$2,380,118
$2,285,000
$2,045,000
$2,027,301
$1,196,391
$1,284,608
$1,340,000
$722,458
1/1/2014
1/1/2016
1/1/2018
1/1/2020
1/1/2022
Implied Historical Growth

Mark Bradford has been the subject of numerous museum exhibitions across the United States and internationally. From 2010 to 2012, a major eponymous retrospective of the artist's work was curated by the Wexner Center for the Arts in Chicago, and traveled to the Institute of Contemporary Art in Boston, the Museum of Contemporary Art in Chicago, the Dallas Museum of Art, and the San Francisco Museum of Modern Art. More recent solo institutional exhibitions featuring Mark Bradford's work have been held at the Modern Art Museum of Fort Worth in Texas in 2020, at The Long Museum in Shanghai in 2019, and at the Hirshhorn Museum and Sculpture Garden in Washington, D.C. and the Museum of Fine Arts in Boston in 2017. Mark Bradford also represented the United States in the American Pavilion at the 57th Venice Biennale in 2017. Notably, Mark Bradford was one of the 2009 recipients of the prestigious MacArthur Fellowship, more commonly known as the "Genius Grant," and he co-founded Art + Practice, a nonprofit foundation for young adults in the Leimert Park neighborhood of Los Angeles. The artist's works are included in the permanent collections of prominent institutions, such as the Los Angeles County Museum of Art, the Museum of Modern Art in New York, the Tate Gallery in London and the Walker Art Center in Minneapolis. As of May 16, 2023, the artist's top auction records are led by "Helter Skelter I" (2007), which sold for £8,671,500 ($11,979,850) at Phillips, London on March 8, 2018, followed by "Helter Skelter II" (2007), which sold for $8,475,250 at Phillips, New York on May 16, 2019, and "Boreas" (2007), which sold for $7,625,000 at Christie's, New York on May 17, 2018.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale com-missions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past perfor-mance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Mark Bradford with the following criteria: Works on canvas that measure between 40 inches by 40 inches and 80 inches by 80 inches, excluding works with endpapers and monochrome red works and Starin' Through My Rear View (2006) for quality. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 11.3% CAGR implied from selected sales occurring from September 25, 2013, to May 18, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Mark Bradford have a record price compound annual growth rate ("CAGR") of 34.2% from November 13, 2008 to June 30, 2023. This calculation is based on (i) a record price of $140,000 on November 13, 2008, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $10,361,400, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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